FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of MARCH, 2001


                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HILTON PETROLEUM LTD.
                                     ------------------------------------------
                                     (Registrant)

Date      March 13, 2001             By  /s/ Nick DeMare
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

                                     FORM 20

                             ALBERTA SECURITIES ACT


REPORT UNDER SECTION 108(1) OF THE SECURITIES ACT OF A TRADE MADE UNDER SECTION 107(1)(a), (b), (c), (D), (l), (m), (p), (q), (t), (t.1), (u) OR (z) OF THE
SECURITIES ACT OR SECTION 122(b) OR (d) OF THE SECURITIES REGULATION.

NOTE: Circle statutory exemption or exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer an evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness.

1.       Full name and address of the Vendor:

         Hilton Petroleum Ltd.
         Suite 1305, 1090 West Georgia Street
         Vancouver, British Columbia
         V6E 3V7

2. Name and address of the issuer of the security traded and description of the security:

         Hilton Petroleum Ltd.
         Suite 1305, 1090 West Georgia Street
         Vancouver, British Columbia
         V6E 3V7

         Incentive stock options to purchase up to 50,000 common shares at $1.60 per share until January 10, 2004.

3.       Date of trade(s):

         January 17, 2001, being the date regulatory approval was received by the Company.

4.       Amount or Number of Securities Purchased:

         50,000.

5. The vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied upon and whether the securities are subject to a reduced hold period under the SHAIF System and will provide the certified list to security holders who acquired securities pursuant to the prospectus exemptions in sections 107(1)(p) or (q) of the Act.

         The Vendor has prepared and filed a certified list of purchasers which is attached as Schedule "A" to this Form 20.

6. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent:

         None.

7. State the total proceeds realized in Alberta by the Issuer or selling security holder from the distribution:

         None, grant of stock options.



                    CERTIFICATE OF VENDOR OR AGENT OF VENDOR


The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C., this 13th day of March, 2001.


                                    HILTON PETROLEUM LTD.
                                    --------------------------------------------
                                    (name of vendor or agent - please print)

                                    /s/ Nick DeMare
                                    --------------------------------------------
                                    Signature

                                    Director
                                    --------------------------------------------
                                    (official capacity - please print)

                                    Nick DeMare
                                    --------------------------------------------
                                    (please print here name of individual
                                    whose signature appears above, if different from name of vendor or agent printed above)

                                  SCHEDULE "A"

                                   CERTIFICATE

                               LIST OF PURCHASERS


I, Harvey Lim, being the Secretary of Hilton Petroleum Ltd., HEREBY CERTIFY that the following is a list of optionees resident in Alberta having been granted stock options in Hilton Petroleum Ltd. exercisable at $1.60 per share until January 10, 2004.


FULL NAME AND                           AMOUNT OR NUMBER       EXERCISE         SUBJECT TO       STATUTORY EXEMPTION
ADDRESS OF PURCHASER                   OF OPTIONS GRANTED       PRICE          SHAIF SYSTEM      RELIED UPON
                                                              PER SHARE
Greystoke Investments Ltd.                   40,000             $1.60              Yes           Section 107(1)(n)
#9, 44 St. Thomas Street                                                                         of the Securities
St. Albert, AB                                                                                   Act (Alberta)
T8N 6N8

Neil Darling                                 10,000             $1.60              Yes           Section 107(1)(n)
3415 6th Street S.W.                                                                             of the Securities
Calgary, AB                                                                                      Act (Alberta)
T2S 2M5


CERTIFIED at Vancouver, British Columbia this 13th day of March, 2001.



                                          /s/ Harvey Lim
                                          --------------------------------------
                                          HARVEY LIM, SECRETARY